Term Sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 60-A-II dated February 5, 2009	Term Sheet to Product Supplement No. 60-A-II Registration Statement No. 333-155535 Dated May 15, 2010; Rule 433

Structured Investments	$ Buffered Return Enhanced Notes Linked to the Dow Jones-UBS Crude Oil 3 Month Forward Sub-IndexSM due August 22, 2011

General

  The notes are designed for investors who seek a return of 1.50 times the appreciation of the Dow Jones-UBS Crude Oil 3 Month Forward Sub-IndexSM up to a maximum total return on the notes of at least 13.00%* at maturity. Investors should be willing to forgo interest payments and, if the Index declines by more than 15%, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 22, 2011†
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
  The notes are expected to price on or about May 17, 2010 and are expected to settle on or about May 20, 2010.

Key Terms

Index:	Dow Jones-UBS Crude Oil 3 Month Forward Sub-IndexSM (Bloomberg ticker: “DJUBSCL3”) (the “Index”). See “Supplemental Information About the Index” in this term sheet.
Upside Leverage Factor:	1.50
Payment at Maturity:

If the Ending Index Level is greater than the Strike Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.50, subject to a Maximum Total Return on the notes of at least 13.00%*. For example, if the Index Return is equal to or greater than approximately 8.67%, you will receive the Maximum Total Return on the notes of at least 13.00%*, which entitles you to a maximum payment at maturity of $1,130.00* for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Index Return x 1.50)]

* The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 13.00% and $1,130.00 per $1,000 principal amount note, respectively.

Your principal is protected against up to a 15% decline of the Index at maturity. If the Ending Index Level is equal to or less than the Strike Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Strike Level by more than 15%, you will lose 1.1765% of the principal amount of your notes for every 1% that the Index declines beyond 15% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 15%) x 1.1765]
You will lose some or all of your investment at maturity if the Ending Index Level declines from the Strike Level by more than 15%.
Buffer Amount:	15%
Downside Leverage Factor:	1.1765
Index Return:	Ending Index Level – Strike Level Strike Level
Strike Level:

An Index level to be determined on the pricing date in the sole discretion of the calculation agent. The Strike Level may or may not be the regular official weekday closing level of the Index on the pricing date. Although the calculation agent will make all determinations and will take all action in relation to establishing the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.

Ending Index Level:	The arithmetic average of the closing levels of the Index on the Ending Averaging Dates
Ending Averaging Dates:	August 11, 2011, August 12, 2011, August 15, 2011, August 16, 2011 and August 17, 2011†
Maturity Date:	August 22, 2011†
CUSIP:	48124ARE9
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 60-A-II or early acceleration in the event of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 60-A-II and in “Supplemental Terms of the Notes” and “Selected Risk Considerations — Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes” in this term sheet

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 60-A-II and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The estimated cost of hedging includes the projected profits, which in no event will exceed $20.00 per $1,000 principal amount note, that our affiliates expect to realize in consideration for assuming the risk inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. For additional related information, please see “Use of Proceeds” beginning on page PS-24 of the accompanying product supplement no. 60-A-II.

(2)	Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet for information about fees and commissions.

The agent for this offering, J.P. Morgan Securities Inc., which we refer to as JPMSI, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 15, 2010

ADDITIONAL TERMS SPECIFIC TO THE NOTES

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 60-A-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 60-A-II dated February 5, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 60-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 60-A-II dated February 5, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209000529/e34416_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Terms of the Notes

Notwithstanding anything to the contrary in the accompanying product supplement no. 60-A-II, for purposes of these notes, the definition of “commodity hedging disruption event” shall mean:

“(a) due to (i) the adoption of, or any change in, any applicable law, regulation, rule or order (including, without limitation, any tax law); or (ii) the promulgation of, or any change in, the interpretation, application, exercise or operation by any court, tribunal, regulatory authority, exchange or trading facility or any other relevant entity with competent jurisdiction of any applicable law, rule, regulation, order, decision or determination (including, without limitation, as implemented by the U.S. Commodities Futures Trading Commission or any exchange or trading facility), in each case occurring on or after the pricing date, the calculation agent determines in good faith that it is contrary (or upon adoption, it will be contrary) to such law, rule, regulation, order, decision or determination for us to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates’ (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge our obligations under the notes (in the aggregate on a portfolio basis or incrementally on a trade by trade basis) (“hedge positions”), including (without limitation) if such hedge positions (in whole or in part) are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit); or

(b) for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the calculation agent deems necessary to hedge the risk of entering into and performing our commodity-related obligations with respect to the notes, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).”

Supplemental Information About the Index

Dow Jones & Company, Inc. (“Dow Jones”), in conjunction with UBS Securities LLC (“UBS”), calculates forward month versions of the Dow Jones-UBS Commodity IndexSM and its sub-indices. The Dow Jones-UBS Commodity IndexSM is described under “The Dow Jones — AIG Commodity IndexSM” in the accompanying product supplement no. 60-A-II, as supplemented in the information set forth in the next paragraph. The Dow Jones-UBS Crude Oil 3 Month Forward Sub IndexSM provides exposure to longer-dated crude oil futures contracts than the Dow Jones-UBS Crude Oil Sub-IndexSM. The Dow Jones-UBS Crude Oil 3 Month Forward Sub-IndexSM follows the methodology of the Dow Jones-UBS Commodity IndexSM as described in the accompanying product supplement no. 60-A-II, except that the calculation of the Dow Jones-UBS Crude Oil 3 Month Forward Sub-IndexSM utilizes the prices of the relevant crude oil futures contracts and the Commodity Index Multiplier for crude oil (determined as described under “The Dow Jones — AIG Commodity IndexSM — Commodity Index Multipliers” in the accompanying product supplement no. 60-A-II, as supplemented in the information set forth in the next paragraph). In addition, the crude oil futures contracts used for calculating the Dow Jones-UBS Crude Oil 3 Month Forward Sub-IndexSM are advanced, as compared to the Dow Jones-UBS Crude Oil Sub-IndexSM, such that the delivery months for the reference contracts are three months later than those of the corresponding reference contracts used for the Dow Jones-UBS Crude Oil Sub-IndexSM. The Dow Jones-UBS Crude Oil 3 Month Forward Sub-IndexSM is reported by Bloomberg under the ticker symbol “DJUBSCL3 <Index>”.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Dow Jones-UBS Crude Oil 3 Month Forward Sub-IndexSM	TS-1

On May 6, 2009, UBS completed its acquisition of the commodity index business of AIG-FP Financial Products Corp. (“AIG-FP”), including AIG-FP’s rights to the Dow Jones — AIG Commodity IndexSM. Effective on May 7, 2009, the family of Dow Jones — AIG Commodity IndicesSM, including the Dow Jones — AIG Crude Oil 3 Month Forward Sub-IndexSM, was rebranded to refer to UBS instead of AIG. Accordingly, all references in the accompanying product supplement no. 60-A-II to (1) the “Dow Jones — AIG Commodity IndexSM” and “DJ-AIGCISM” will be deemed to refer to the “Dow Jones-UBS Commodity IndexSM” and (2) “AIG Financial Products” and “AIG-FP” will be deemed to refer to UBS. We and our affiliates have entered into a non-exclusive license with Dow Jones and UBS to use the Dow Jones-UBS Commodity IndexSM and its sub-indices, including the Dow Jones-UBS Crude Oil 3 Month Forward Sub-IndexSM, in connection with the offering of securities, including the notes.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying a positive Index Return by 1.50, up to the Maximum Total Return on the notes of at least 13.00%, for a maximum payment at maturity of at least $1,130.00 for every $1,000 principal amount note. The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 13.00% and $1,130.00 per $1,000 principal amount note, respectively. The notes may be appropriate for investors anticipating moderate appreciation in the Index during the term of the notes and those seeking to enhance returns through leverage within the specified range of performance in exchange for a Maximum Total Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected where the Ending Index Level is less than the Strike Level by up to 15%. If the Ending Index Level is less than the Strike Level by more than 15%, for every 1% decline of the Index beyond 15%, you will lose an amount equal to 1.1765% of the principal amount of your notes.
  RETURN LINKED TO THE DOW JONES-UBS CRUDE OIL 3 MONTH FORWARD SUB-INDEXSM — The Index is a sub-index of the Dow Jones-UBS Commodity Index 3 Month ForwardSM, which is a version of the Dow Jones-UBS Commodity IndexSM that trades longer-dated commodity futures contracts. The Index is composed of exchange-traded futures contracts on crude oil. The Index follows the methodology of the Dow Jones-UBS Commodity IndexSM, except that it references only crude oil futures contracts as described above under “Supplemental Information About the Index” and the crude oil futures contracts used for calculating the Dow Jones-UBS Crude Oil 3 Month Forward Sub-IndexSM are advanced, as compared to the Dow Jones-UBS Crude Oil Sub-IndexSM, such that the delivery months for the reference contracts are three months later than those of the corresponding reference contracts used for the Dow Jones-UBS Crude Oil Sub-IndexSM. See “The Dow Jones — AIG Commodity IndexSM” in the accompanying product supplement no. 60-A-II, as supplemented by “Supplemental Information About the Index” above, for additional information about the Index.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 60-A-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or in any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 60-A-II.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to loss on a leveraged basis if the Ending Index Level is less than the Strike Level by more than 15%. Accordingly, you could lose some or all of your initial investment at maturity.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Dow Jones-UBS Crude Oil 3 Month Forward Sub-IndexSM	TS-2

  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Strike Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 13.00%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Affect the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE INDEX — Market prices of the commodity options futures contracts underlying the Index tend to be highly volatile and may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may affect the level of the Index in varying ways, and different factors may cause the value of different commodities included in the Index, and the commodity futures contracts of their prices, to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked to the Index. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.
  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Index. The United States Congress has considered legislation that might, if enacted, subject us to position limits on positions in commodity futures contracts. Such restrictions may result in a modification of the rules, which may, in turn, have a negative effect on the level of theIndex and your payment, if any, at maturity. In addition, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 60-A-II for more information.
  OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITY FUTURES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually held the commodity contracts replicating the Index. The Index synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts.
  SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED OPTIONS FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE INDEX, AND THEREFORE THE VALUE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in options futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.
  HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE INDEX RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE INDEX AND THE VALUE OF THE NOTES — The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Dow Jones-UBS Crude Oil 3 Month Forward Sub-IndexSM	TS-3

  time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a positive “roll yield.” While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times and there can be no assurance that backwardation will exist at times that are advantageous, with respect to your interests as a holder of the notes, to the valuation of the Index. The presence of contango in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Index and thus the value of notes linked to the Index.
  INVESTMENTS RELATED TO THE VALUE OF THE INDEX MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The value of the Index is subject to variables that may be less significant to the values of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities and may cause the levels of the Index to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates.
  THE INDEX MAY BE MORE VOLATILE AND SUSCEPTIBLE TO PRICE FLUCTUATIONS OF COMMODITIES THAN A BROADER COMMODITIES INDEX — The Index may be more volatile and susceptible to price fluctuations than a broader commodities index, such as the Dow Jones-UBS Commodity IndexSM. In contrast to the Dow Jones-UBS Commodity IndexSM, which includes contracts on crude oil and non-crude oil commodities, the Index is comprised of contracts on only crude oil. As a result, price volatility in the contracts included in the Index will likely have a greater impact on the Index than it would on the broader Dow Jones-UBS Commodity IndexSM. In addition, because the Index omits principal market sectors comprising the Dow Jones-UBS Commodity IndexSM, it will be less representative of the economy and commodity markets as a whole and will therefore not serve as a reliable benchmark for commodity market performance generally.
  THE NOTES ARE LINKED TO AN EXCESS RETURN INDEX, AND NOT A TOTAL RETURN INDEX — The notes are linked to an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts comprising such index. By contrast, a “total return” index, in addition to reflecting those returns, also reflect interest that could be earned on funds committed to the trading of the underlying futures contracts.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The Strike Level will be an Index level determined on the pricing date in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and take all action in relation to establishing the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility of the Index and the underlying futures contracts;
    the time to maturity of the notes;
    the market price of the physical commodities upon which the futures contracts underlying the Index are based;
    interest and yield rates in the market generally;
    economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events that affect the commodities underlying the Index or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituents; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Dow Jones-UBS Crude Oil 3 Month Forward Sub-IndexSM	TS-4

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Dow Jones-UBS Crude Oil 3 Month Forward Sub-IndexSM?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The Ending Index Level used to calculate the Index Return is not subject to any tracking error. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Strike Level of 690 and a Maximum Total Return on the notes of 13.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Index Closing Level	Index Return	Total Return

1242.00	80.00%	13.00%
1138.50	65.00%	13.00%
1035.00	50.00%	13.00%
966.00	40.00%	13.00%
897.00	30.00%	13.00%
828.00	20.00%	13.00%
793.50	15.00%	13.00%
759.00	10.00%	13.00%
749.82	8.67%	13.00%
741.75	7.50%	11.25%
724.50	5.00%	7.50%
696.90	1.00%	1.50%
690.00	0.00%	0.00%
655.50	-5.00%	0.00%
621.00	-10.00%	0.00%
586.50	-15.00%	0.00%
552.00	-20.00%	-5.882%
483.00	-30.00%	-17.647%
414.00	-40.00%	-29.412%
345.00	-50.00%	-41.176%
276.00	-60.00%	-52.941%
207.00	-70.00%	-64.706%
138.00	-80.00%	-76.471%
69.00	-90.00%	-88.235%
0.00	-100.00%	-100.000%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Strike Level of 690 to an Ending Index Level of 724.50. Because the Ending Index Level of 724.50 is greater than the Strike Level of 690 and the Index Return of 5% multiplied by 1.50 does not exceed the hypothetical Maximum Total Return of 13.00%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 1.50)] = $1,075

Example 2: The level of the Index decreases from the Strike Level of 690 to an Ending Index Level of 586.50. Although the Index Return is negative, because the Ending Index Level of 586.50 is less than the Strike Level of 690 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Strike Level of 690 to an Ending Index Level of 966. Because the Ending Index Level of 966 is greater than the Strike Level of 690 and the Index Return of 40% multiplied by 1.50 exceeds the hypothetical Maximum Total Return of 13.00%, the investor receives a payment at maturity of $1,130 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Strike Level of 690 to an Ending Index Level of 483. Because the Index Return is negative and the Ending Index Level of 483 is less than the Strike Level of 690 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $823.53 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30%+15%) x 1.1765] = $823.53

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Dow Jones-UBS Crude Oil 3 Month Forward Sub-IndexSM	TS-5

Historical Information

The following graph sets forth the historical performance of the Dow Jones-UBS Crude Oil 3 Month Forward Sub-IndexSM based on the weekly closing levels of the Index from January 7, 2005 through May 14, 2010. The closing level of the Index on May 14, 2010 was 689.2499. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the pricing date or any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering.  The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes.  In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date.  In no event will that commission exceed $30.00 per $1,000 principal amount note.  See “Plan of Distribution” beginning on page PS-55 of the accompanying product supplement no. 60-A-II.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee.  In no event will the total amount of these fees exceed $30.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Dow Jones-UBS Crude Oil 3 Month Forward Sub-IndexSM	TS-6